SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                             H&Q HEALTHCARE INVESTORS
                    -------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $0.01 per share
                    -------------------------------------------
                           (Title of Class of Securities)

                                    404052-10-2
                    -------------------------------------------
                                   (CUSIP NUMBER)

     Check the following box if a fee is being paid with this statement [ ]

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1.   Name and I.R.S. Identification No. of Reporting Person:

          Yale University
          I.R.S. Number 06-0646973-N
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2.   Check the Appropriate Box if a Member of a Group

          (a) [ ]  (Not Applicable)
          (b) [ ]  (Not Applicable)
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

          Yale University is a Connecticut Corporation
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Number of Shares              5.  Sole Voting Power  459,593
Beneficially Owned by         --------------------------------------------
Each Reporting                6.  Shared Voting Power  (Not Applicable)
Person With                   --------------------------------------------
                              7.  Sole Dispositive Power  459,593
                              --------------------------------------------
                              8.  Shared Dispositive Power (Not Applicable)
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          459,593
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10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (Not Applicable)
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11.  Percent of Class Represented by Amount in Row (9)

          8.3%
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12.  Type of Reporting Person

          EP
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Item 1.   Issuer:
     (a)  Name of Issuer:

          H&Q Healthcare Investors (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          H&Q Capital Management Incorporated
          50 Rowes Wharf -- 4th Floor
          Boston, MA  02110-3328

Item 2.   Person Filing:
     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Business Office:

          Yale University
          Investments Office
          230 Prospect Street
          New Haven, CT 06511-2107

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          404052-10-2

Item 3.   Status of Person Filing:

     If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     . . . .

     (f)  [X] . . . Endowment Fund; see section 13d-1(b)(1)(ii)(F)

     . . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:

          459,593

     (b)  Percent of Class:

          8.3%

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

     (c)  Number of Shares as to which such person has:

          (i)       sole power to vote or to direct the vote:
                    459,593

          (ii)      shared power to vote or to direct the vote:
                    (Not Applicable)

          (iii)     sole power to dispose or to direct the disposition of:
                    459,593

          (iv)      shared power to dispose or to direct the disposition of:
                    (Not Applicable)

Item 5.   Ownership of Five Percent or Less of a Class:

          (Not Applicable)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 6, 1997

                                   /s/ David F. Swensen
                                   ---------------------------
                                   Signature

                                   Name:     David F. Swensen
                                   Title:    Chief Investment Officer

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